EXHIBIT 17.2


October 16, 2006


M. Dewey Bain
Board of Directors
PlanetLink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041
(678) 455-7075


Dear Mr. Bain,

Please accept this letter of resignation effective today's date for my resignation as an employee, officer and member of the Board of Directors for PlanetLink Communications, Inc.

I wish you continued success.

Sincerely,

/s/ Mary Hitt
-------------
Mary Hitt